Exhibit 12.2

Washington Prime Group, L.P.

Ratio of Earnings to Fixed Charges

(in thousands)

	For the Six Months Ended	Year Ended December 31,
	June 30, 2017	2016	2015	2014	2013	2012
Earnings before fixed charges:
Net (loss) income from continuing operations	$179,124	$77,416	$(104,122)	$205,455	$187,334	$156,390
Income tax expense	2,548	2,232	849	1,215	196	165
Loss (income) from unconsolidated entities	616	1,745	1,247	(973)	(1,416)	(1,028)
Remeasurement gains from unconsolidated entities	—	—	—	(99,375)	—	—
Distributions from unconsolidated entities	161	272	223	1,004	2,110	2,558
Fixed charges	64,492	139,027	141,965	82,816	56,219	59,429
Capitalized interest	(644)	(2,640)	(1,781)	(283)	(1,019)	(442)
Earnings before fixed charges	$246,297	$218,052	$38,381	$189,859	$243,424	$217,072
Fixed charges:
Interest expense (1)	$63,769	$136,225	$139,923	$82,428	$55,058	$58,844
Capitalized interest	644	2,640	1,781	283	1,019	442
Portion of rents representative of the interest factor	79	162	261	105	142	143
Total fixed charges	$64,492	$139,027	$141,965	$82,816	$56,219	$59,429
Ratio of earnings to fixed charges	3.82	1.57	0.27	2.29	4.33	3.65
Excess (deficiency)	$181,805	$79,025	$(103,584)	$107,043	$187,205	$157,643

(1) Does not include the impact of the approximate $1 billion of debt incurred related to the spin-off from Simon Property Group for all periods prior to May 28, 2014.

(2) The shortfall of earnings to fixed charges and preferred share dividends for the year ended December 31, 2015 was $103,584.  This shortfall resulted from the $31,653 of merger and transaction costs and $147,979 of impairment loss that we incurred during the year ended December 31, 2015.